Exhibit 99.1

PetroChina invests in Phase 1 of its

Canadian LNG Project

2018-10-01

(1st October 2018, Vancouver, Canada) A joint venture company founded by PetroChina, Royal Dutch Shell plc (Shell), Mitsubishi Group (Mitsubishi), KOGAS Gas Corporation (KOGAS) and Petroliam National Berhad (PETRONAS) today announced that Phase 1 of its Canadian LNG project (LNG Canada project) has entered the implementation phase, with all the Joint Venture Partners (JVPs) voted for a positive Final Investment Decision. Phase 1 is anticipated to commence operation in 2024. LNG Canada Project is not only aligned with the development strategy in which natural gas is placed as a clean energy. This project also helps expand the value chain of PetroChina’s natural gas resources as well as propelling the diversification of its natural gas import channels.

It is said that LNG Canada Project has acquired LNG export license for 40 years. The export facility will be constructed and operated in Kitimat, British Columbia on the Pacific coast of Western Canada. There will be 4 processing units or “trains” constructed in total for an estimated 28 million tons per annum (mtpa), of which 2 processing trains will be built in Phase 1 for an estimated 14 million tons per annum (mpta), with the potential to expand to four trains in Phase 2, which will double the overall capacity of the plant. The FID of Phase 2 will depend on the progress of the first phase.

In accordance with the Joint Venture Agreement, each JVPs will be responsible to provide its own natural gas supply and will individually offtake and market its LNG in the respect of shares. The ownership structure of the project is Shell as the operator holds 40%, Petronas 25%, PetroChina and Mitsubishi each holds 15%, while KOGAS holds the remaining 5% equity stake. It is said that PetroChina has continuously exerted its strength in the LNG business in recent years while the other JVPs own strong capabilities and experiences in the LNG business. All parties are expected to achieve complementary advantages and benefits sharing in the LNG Canada Project through good cooperation. Moreover, the project will provide broader export channels to Canada’s abundant natural gas as well as generating local job opportunities and tremendous economic benefits.

PetroChina entered the high-end oil and gas market in Canada and carried out large-scaled investment since 1992. Currently, PetroChina has obtained a combination of oil and gas assets in Canada including oil sands, tight gas and shale gas. Canada possesses abundant oil and gas resources, which can satisfy the growing demand of natural gas from China and other Asian countries. On one hand, the maritime transportation distance of LNG from Canadian west coast to Asia is shorter than from the east coast of the United States. On the other hand, competitive advantage in gas price can be embodied while the Canada LNG Project enjoys supports such as tax concessions offered by the Canadian Federal Government and the provincial government of British Columbia.

Through the participation within LNG Canada Project, PetroChina will promote its international standard, further expand its value chain of unconventional natural gas resources in Canada and enhance overall revenues across the entire value chain. Meantime, it will enhance trade volume between China and Canada, deepening the strong cooperative relationship between the two countries.

About PetroChina

PetroChina Company Limited (“PetroChina”) is China’s largest oil and gas producer and distributor, playing a dominant role in the oil and gas industry in China. It is not only one of the companies with the biggest sales revenue in China, but also one of the largest oil companies in the world. The American Depositary Shares (ADS) and H shares of PetroChina were listed on the New York Stock Exchange on April 6, 2000 (stock code: PTR) and the Stock Exchange of Hong Kong Limited on April 7, 2000 (stock code: 857) respectively. It was listed on Shanghai Stock Exchange on November 5, 2007 (stock code: 601857). For further information, please visit www.petrochina.com.cn

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Renee Chen	Tel: (852) 2894 6228

E-mail: renee.chen@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Shen Di	Tel: (8610) 5166 3828

E-mail: di.shen@everbloom.com.cn

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